FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October, 2002


                         Brazilian Distribution Company
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X    Form 40-F
                                         ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes __ No X



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                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                              Publicly-Held Company
                         CNPJ/MF No. 47.508.411/0001-56


                               PUBLIC ANNOUNCEMENT

Pursuant to paragraph 4 of article 157 of Law 6.404/76 and the provisions of CVM Instruction 358/2002, Companhia Brasileira de Distribuicao announces that an Extraordinary General Meeting held on October 4, 2002 approved the Company's 5th debenture issuance of up to R$ 600,000,000.00 in an indeterminate number of tranches.

The 1st tranche of the 5th Issue will be composed of up to 50,000 non convertible, unsecured debentures without seniority at a unit par value of R$ 10,000.00 and a maturity of 60 months from the date of issue, October 1, 2002. Interest will be based on the average overnight Interbank Deposits (Depositos Interfinanceiros DI) expressed in an annual percentage form on a 252-day basis, calculated and disclosed by the Securities Clearing House (Central de Custodia e Liquidacao Financeira de Titulos - CETIP), plus a spread of 1.45% per annum, on a 252 day basis. The interest rate of the Debentures of the 1st Series will be reset on the 24th month as from the Issue Date when the holders of the Debentures will have the right to require the redemption.

The Debentures of the 1st Series will be sold by public offering in exchange for cash in Brazilian currency at the time of subscription at the unit par value plus the remuneration due calculated pro rata temporis as from the Issue Date up to the date of the effective subscription.

The funds raised through the 5th Debenture Issue will be used to substitute existing lines of credit, and extend the overall maturity of the Company's debt profile.

                                            Sao Paulo, October 4, 2002

                                                AYMAR GIGLIO JUNIOR
                                            Investor Relations Director


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COMPANHIA BRASILEIRA DE DISTRIBUICAO      THOMSON FINANCIAL INVESTOR
                                          RELATIONS

Aymar Giglio Junior                       Doris Pompeu
Investor Relations Director               Phone: 55 (11) 3848 0887
Fernando Tracanella                              ext.208
Investor Relations Manager                E-mail: doris.pompeu@thomsonir.com.br
Phone: 55 (11) 3886 0421
Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br



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Statements included in this report regarding the Company's business outlook and anticipated financial and operating results. regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market. general economic performance of the home country. industry and international markets. therefore they are subject to change.
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 SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: October 8, 2002                   By: /s/ Augusto Marques da Cruz Filho
                                            ------------------------------------
                                            Name: Augusto Marques da Cruz Filho
                                            Title: Chief Financial Officer



                                        By: /s/ Aymar Giglio Junior
                                            ------------------------------------
                                            Name: Aymar Giglio